UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 26, 2002

Lisa K. Bork
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 24, 2002

Dear Ms. Bork:

This is in response to your letter dated January 24, 2002 concerning the shareholder proposal submitted to Exxon Mobil by Amnesty International, Ms. Louise M. Todd, Ms. Diana Selig, Ms. Averie Cohen, Walden Asset Management, the Congregation of Sisters of St. Agnes, Trillium Asset Management, the AFL-CIO, the Missionary Oblates of Mary Immaculate, the Sinsinawa Dominicans and the New York City Teachers' Retirement System. We also have received a letter on behalf of the proponents dated February 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mr. Gary Giscombe, CFO
Amnesty International USA
322 Eighth Avenue
New York, NY 10001

Ms. Louise M. Todd
1683 Scenic Drive
Berkeley, CA 94709

Ms. Diana Selig
246 West Green Street
Claremont, CA 91711

Ms. Averie Cohen
6138 McBryde Avenue
Richmond, CA 94805

Mr. Timothy Smith
Senior Vice President
Walden Asset Management
40 Court Street
Boston, MA 02108

Mr. S. Stella Storch, OP
Justice Coordinator
Congregation of Sisters of St. Agnes
1755 East Johnson Street
Fond du Lac, WI 54935

Mr. Simon Billenness
Senior Analyst
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-2809

Mr. Brandon Rees
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 2006

Mr. Seamus P. Finn, O.M.I.
Director
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, N.E.
Washington, DC 20017-1516

Sister Regina McKillip, OP
Shareholder and Consumer Action Committee
The Sinsinawa Dominicans
Peace and Justice Office
7200 West Division
River Forest, IL 60305

Mr. Patrick Doherty
New York City Teachers' Retirement System
Office of the Comptroller
The City of New York
1 Centre Street
New York, NY 10007-2341

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1421 Telephone
972 444 1437 Facsimile

Thomas F. Lemons, Jr.
Counsel

ExxonMobil

January 24, 2002

VIA NETWORK COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding a Human Rights Policy

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 from Amnesty International USA and 10 others for inclusion in the Company's proxy material for its 2002 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy statement on the grounds that it contains false and misleading statements in violation of Rule 14a-8(i)(3) – violation of proxy rules. We respectfully request the concurrence of the Staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Proposal

The proposal (attached in its entirety as Exhibit 1) provides:

> [T]hat the shareholders request the Board of Directors of Exxon[ ]Mobil Corporation develop and adopt a comprehensive and verifiable human rights policy which shall include an explicit commitment to support and uphold the principles and values contained in the Universal Declaration of Human Rights.

> [T]hat the shareholders request the Board of Directors adopt such a policy at the earliest possible time and that they report on the progress made in this regard no later than November 1, 2002.

Reasons for Omission

<u>The Proposal may be excluded under Rule 14a-8(i)(3), which prohibits material contrary to the Commission's proxy rules</u>.

Specifically, the Company objects to the following statement in the preamble to Proponent's resolution:

> WHEREAS, our company does not possess a comprehensive human rights policy that would enable it to effectively manage and avoid these risks;

The clause is false and misleading because, in fact, the Company has principles and policies that constitute a comprehensive approach to operating the Company, including actions necessary to ensure appropriate regard for human rights in all locations where the Company and its affiliates operate.

The Company and its affiliates operate in over 200 countries and territories around the world. To ensure that managers, supervisors, and all other employees understand senior management's expectations with regard to operating in diverse cultures and dispersed locations, specific guidance has been provided from day one of the merged Company. Exxon Mobil Corporation's Guiding Principles and Standards of Business Conduct, which are intentionally broad, serve as the foundation for the Company's activities. These are applied uniformly around the globe and are modified only as required by local law. A copy of these principles and standards was given to each employee worldwide.

In particular, our Guiding Principles and Standards of Business Conduct require adherence to the highest ethical standards, including being a good corporate citizen, obeying all laws and regulations, and respecting local and national cultures. Our Ethics Policy, which is one of the policies that constitute the Standards of Business Conduct, states that even where laws are permissive, the Company will choose the course of highest integrity in conducting its operations. A copy of the Guiding Principles and Ethics Policy is attached as Exhibit 2. These broad principles and policies extend to all activities of the Company, including appropriate respect for human rights wherever the Company and its affiliates operate.

To ensure adherence to the requirements of these principles and policies, management has put in place systems for communicating with employees and for monitoring compliance. For example, we conducted Business Practice Reviews in all functions and locations worldwide in 2000 and early 2001. All supervisors and most non-supervisory employees were required to participate. During these reviews, the requirements of our principles and policies were discussed, and employees were encouraged to raise any issues about these requirements in general, or about how the requirements apply to specific work situations.

These Business Practices Reviews will be conducted periodically in the future. Also, employees are encouraged to raise issues at any time with their supervisors, or to raise questions or disclose any potential problems in confidence through a toll free number. To ensure management stewardship, the Company requires managers to confirm periodically that they and their organization are in compliance with corporate policies.

For the reasons stated above, the Company believes this proposal may be omitted on the grounds that it is false and misleading in violation of proxy rules.

If you have any questions or require additional information, please contact me directly at 972-444-1421. In my absence, please contact Lisa K. Bork at 972-444-1473. Please file-stamp the enclosed copy of this letter without exhibits and return it to me. In accordance with SEC rules, I also enclose five additional copies of this letter and the attachments. A copy of this letter and the attachments is being sent to Amnesty International USA and the other 10 co-filers.

Very truly yours,

James F. Lemons, Jr.

Attachments

c (w/atts.):

Mr. Gary Giscombe, CFO
Amnesty International USA
322 Eighth Avenue
New York, NY 10001

Ms. Louise M. Todd
1683 Scenic Drive
Berkeley, CA 94709

Ms. Diana Selig
246 West Green Street
Claremont, CA 91711

Ms. Averie Cohen
6138 McBryde Avenue
Richmond, CA 94805

Mr. Timothy Smith
Senior Vice President
Walden Asset Management
40 Court Street
Boston, MA 02108

Ms. S. Stella Storch, OP
Justice Coordinator
Congregation of Sisters of St. Agnes
1755 East Johnson Street
Fond du Lac, WI 54935

Mr. Simon Billenness
Senior Analyst
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-2809

Mr. Brandon Rees
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Mr. Séamus P. Finn, O.M.I.
Director
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

Sister Regina McKillip, OP
Shareholder and Consumer Action Committee
The Sinsinawa Dominicans
Peace and Justice Office
7200 West Division
River Forest, IL 60305

Mr. Patrick Doherty
New York City Teachers' Retirement System
Office of the Comptroller
The City of New York
1 Centre Street
New York, NY 10007-2341

EXHIBIT 1

EXXONMOBIL CORPORATION:

Human Rights Policy

WHEREAS, we believe that transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, human rights violations; and,

WHEREAS, Our company (Exxon Mobil Corporation) operates in several countries where allegations of serious human rights violations have been made including: Angola, Cameroon, Chad, Colombia, Indonesia, and Nigeria; and,

WHEREAS, our company does not possess a comprehensive human rights policy that would enable it to effectively manage and avoid these risks; and,

WHEREAS, the United Nations Universal Declaration of Human Rights (1948) is recognized as the basic international standard for human rights; and,

WHEREAS, several of our company's major competitors have already adopted a comprehensive human rights policy based upon the Universal Declaration of Human Rights; and,

WHEREAS, we believe that significant commercial advantages may accrue to our company by adopting a comprehensive human rights policy including: enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and law suits;

THEREFORE BE IT RESOLVED that the shareholders request the Board of Directors of ExxonMobil Corporation develop and adopt a comprehensive and verifiable human rights policy which shall include an explicit commitment to support and uphold the principles and values contained in the Universal Declaration of Human Rights.

BE IT FURTHER RESOLVED that the shareholders request the Board of Directors adopt such a policy at the earliest possible time and that they report on the progress made in this regard no later than November 1, 2002.

SUPPORTING STATEMENT: In addition to basing our company's human rights policy on the Universal Declaration of Human Rights, we believe that any adequate company human rights policy should also include consideration of the following:

1. Workplace standards based upon the core conventions of the International Labor Organization (ILO Conventions No. 29, 87, 98, 100, 105, 111, 138, and 182).

2. A policy on the use of security personnel, both private security and security forces provided by the government of a host country, that is based upon and consistent with internationally accepted human rights norms, such as the U.N. Code of Conduct for Law Enforcement Officials.

3. A policy requiring a human rights and social impact assessment to be conducted prior to our company's decision to invest in countries that are experiencing civil conflict or which have poor human rights records, as evidenced by credible reports by independent human rights organizations or by the annual country reports on human rights prepared by the U.S. Department of State.

4. A plan for implementing these commitments and policies throughout our company's global operations that provides for a secure and independent complaint mechanism, provisions for consultation with local affected communities, provisions for social auditing by credible independent agencies, and provisions for annual public reporting.

EXXON MOBIL CORPORATION

Guiding Principles

Exxon Mobil Corporation is committed to being the world's premier petroleum and petrochemical company. To that end, we must continuously achieve superior financial and operating results while adhering to the highest standards of business conduct. These unwavering expectations provide the foundation for our commitments to those with whom we interact:

Shareholders – We are committed to enhancing the long-term value of the investment dollars entrusted to us by our shareholders. By running the business profitably and responsibly we expect our shareholders to be rewarded with superior returns. This commitment drives the management of our company.

Customers – Success depends on our ability to consistently satisfy ever-changing customer preferences. We pledge to be innovative and responsive, while offering high quality products and services at competitive prices.

Employees – The exceptional quality of our workforce is a valuable competitive edge. To build on this advantage we will strive to hire and retain the most qualified people available and maximize their opportunities for success through training and development. We are committed to maintaining a safe work environment enriched by diversity and characterized by open communication, trust, and fair treatment.

Communities – We pledge to be a good corporate citizen in all the places we operate worldwide. We will maintain the highest ethical standards, obey all applicable laws and regulations, and respect local and national cultures. Above all other objectives, we are dedicated to running safe and environmentally responsible operations.

To be successful, ExxonMobil must be at the leading edge of competition in every aspect of our business. This requires that the Corporation's substantial resources—financial, operational, technological, and human—be employed wisely and evaluated regularly.

While we maintain flexibility to adapt to changing conditions, the nature of our business requires a focused, long-term approach. We will consistently strive to improve efficiency and productivity through learning, sharing, and implementing best practices. We will be disciplined and selective in evaluating the range of capital investment opportunities available to us. We will seek to develop proprietary technologies that provide a competitive edge.

We will achieve our goals by flawlessly executing our business plans and by strictly adhering to these guiding principles along with our more comprehensive Standards of Business Conduct.

ETHICS

The policy of Exxon Mobil Corporation is one of strict observance of all laws applicable to its business.

The Corporation's policy does not stop there. Even where the law is permissive, the Corporation chooses the course of the highest integrity. Local customs, traditions, and mores differ from place to place, and this must be recognized. But honesty is not subject to criticism in any culture. Shades of dishonesty simply invite demoralizing and reprehensible judgments. A well-founded reputation for scrupulous dealing is itself a priceless company asset.

Employees must understand that the Corporation does care how results are obtained, not just that they are obtained. Employees must be encouraged to tell higher management all that they are doing, to record all transactions accurately in their books and records, and to be honest and forthcoming with the Corporation's internal and external auditors. The Corporation expects employees to report suspected violations of law or ExxonMobil policies to company management.

The Corporation expects compliance with its standard of integrity throughout the organization and will not tolerate employees who achieve results at the cost of violation of laws or who deal unscrupulously. The Corporation supports, and expects you to support, any employee who passes up an opportunity or advantage that would sacrifice ethical standards.

Equally important, the Corporation expects candor from managers at all levels and compliance with ExxonMobil policies, accounting rules, and controls. One harm which results when managers conceal information from higher management or the auditors is that subordinates within their organizations think they are being given a signal that company policies and rules can be ignored when they are inconvenient. This can result in corruption and demoralization of an organization. The Corporation's system of management will not work without honesty, including honest bookkeeping, honest budget proposals, and honest economic evaluation of projects.

It is ExxonMobil's policy that all transactions shall be accurately reflected in its books and records. This, of course, means that falsification of its books and records or the creation or maintenance of any off-the-record bank accounts is strictly prohibited.

FORTY YEARS

February 7, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

RE: Challenge by ExxonMobil Corporation requesting omission of Shareholder Proposal Regarding a Human Rights Policy.

Dear Sir or Madam:

You have received a letter dated January 24, 2002 from Thomas F. Lemons, Jr. counsel to ExxonMobil Corporation requesting that a shareholder proposal filed by Amnesty International USA and several other co-filers be omitted in the Company's proxy material for its 2002 annual meeting of shareholders. The letter argues that the proposal may be excluded under Rule 14a-8(i)(3) on the grounds that the clause in the preamble to the resolution: "Whereas, our company does not possess a comprehensive human rights policy that would enable it to effectively manage and avoid these risks:" is "false and misleading."

Although we can produce ample objective evidence to support this claim, we wish at this time to simply amend the clause in question to read henceforth:

Whereas, *we believe* our company does not possess a comprehensive human rights policy that would enable it to effectively manage and avoid these risks.

The challenge to this clause is in our view frivolous and wastes the time of the Securities and Exchange Commission. Had the company wished to raise this issue with the filers they could have done so with a simple phone call that would have resolved the matter.

Please file stamp the enclosed copy of this letter and return it to me. In accordance with SEC rules I also enclose five copies of this letter. Copies of this letter are being sent to counsel for ExxonMobil Corporation and to the 10 co-filers who have also agreed to amend the language of the proposal as indicated.

Yours truly,

Gary Giscombe, CFO
Amnesty International USA

Copy Thomas F. Lemons, Jr.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 24, 2002

The proposal requests that the board of directors develop and adopt a comprehensive and verifiable human rights policy, and that the board report to shareholders on the progress made in this regard.

We are unable to concur in your view that ExxonMobil may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must recast the sentence that begins "WHEREAS, our company does . . ." and ends ". . . avoid these risks; and" as the proponents' opinion. Accordingly, unless the proponents provide ExxonMobil with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if ExxonMobil omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel